Points.com and Bally Technologies® Go With the Odds

New partnership introduces Points’ industry-leading technology to the gaming industry

TORONTO, October 25 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of Points.com, the world’s leading reward-management portal—today announced a strategic partnership with Bally Technologies, Inc. (NYSE: BYI) that introduces the Points.com portal and Points.com Business Solutions products to the successful and evolving reward programs available throughout the gaming industry.

The partnership is designed to appeal to both casinos and their patrons. Casino patrons, through membership in Points.com, will enjoy vast opportunities for reward management, including redemption into the world’s largest and most successful reward programs currently participating on Points.com. The flexibility and utility that Points.com brings to these members makes the currencies earned at Bally-powered reward programs even more valuable.

In addition, casino reward programs powered by Bally Technologies can now easily integrate own-branded versions of the industry-leading Points.com Business Solutions products, giving them increased potential for enhancing revenues and customer loyalty.

“The gaming industry is a tremendous market and one we’re eager to explore,” said Rob MacLean, CEO of Points International Ltd. “Bally Technologies, the leader in gaming technology, is the ideal partner with whom to begin this exploration.”

Representatives of Points International will attend the Global Gaming Expo (G2E) in Las Vegas to be held November 14-16, 2006. They will be available at the Bally booth at the Las Vegas Convention Center to provide answers and advice about the Points International advantage.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About Bally Technologies, Inc.

Bally Technologies, Inc. (formerly Alliance Gaming Corp.), incorporated in September 1968 as Advanced Patent Technologies, is a diversified, worldwide gaming company that designs, manufactures, operates and distributes slot and video machines to a global gaming industry that includes casino, racino, video lottery, central determination and Class II markets.

On March 6, 2006, the Company officially changed its name from Alliance Gaming Corporation to Bally Technologies, Inc. to more appropriately reflect the Company's focus on technology and innovation and to further build on the powerful Bally brand.

Website: http://www.ballytech.com

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, allyson.pooley@icrinc.com.

For partnerships and other inquiries:
Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com

For Bally Technologies, Inc. information:
Investor Contact: Mark Lipparelli, (702) 584-7600, mlipparelli@ballytech.com
Media Contact: Marcus Prater, (702) 584-7828, mprater@ballytech.com